Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Data

We derived the following unaudited pro forma condensed combined financial data by applying pro forma adjustments to the historical unaudited combined financial statements of Indalex included elsewhere in this quarterly report on Form 10-Q for the three months ended July 1, 2007. The unaudited pro forma condensed combined statements of operations data for the periods presented give effect to the Transactions, including the offering of the outstanding notes, and the application of the net proceeds therefrom, as if the Transactions had occurred at the beginning of the periods presented. We describe the assumptions underlying the pro forma adjustments in the accompanying notes which should be read in conjunction with these unaudited pro forma condensed combined financial statements. The pro forma balance sheet as of July 1, 2007 is not presented, because the Transactions are already reflected in the balance sheet as of July 1, 2007.

In order to provide a comparison for purposes of the discussion of our results of operations for the six months ended July 2, 2006, the results of Predecessor 2 for the period from January 1, 2006 to February 1, 2006 have been combined with the results of Successor for the period from February 2, 2006 to July 2, 2006. Because Predecessor 2 and Successor are different reporting entities, this information should be considered as supplemental information only.

Although we have provided these combined results in order to provide a comparison for purposes of the discussion of the periods presented, this presentation is not in accordance with generally accepted accounting principles and the periods presented are not comparable due to the change in basis of assets that resulted from the application of the purchase method of accounting in connection with the Indalex Holdings acquisition.

The Indalex Holdings acquisition was accounted for under purchase accounting. As a result, a portion of the total cost of the Indalex Holdings acquisition was allocated to our assets and liabilities based upon their fair value as of February 2, 2006, the date of the Indalex Holdings acquisition. The pro forma adjustments for the Indalex Holdings acquisition give effect to these purchase accounting adjustments as of the first day of the periods presented.

The unaudited pro forma condensed combined financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Indalex Holdings acquisition been consummated on the date or for the periods indicated and do not purport to indicate results of operations as of any future date or any future period. The unaudited pro forma condensed combined financial data should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Indalex historical combined financial statements and accompanying notes included elsewhere in this quarterly report.

Unaudited Pro Forma Condensed Consolidated Statements of
Operations for the Six Months Ended July 2, 2006
(Dollars in thousands)

	Predecessor 2	Successor
	January 1, 2006 to	February 2, 2006 to	Six Months Ended July 2, 2006
	February 1, 2006	July 2, 2006	Transactions Adjustments		Pro Forma
Net sales	$100,019	$563,935	—		$663,954
Costs and expenses:
Cost of sales	95,127	523,578	$(7,767	)(a)	610,942
			(4	)(b)
			8	(c)
Selling, general and administrative	5,548	24,704	(1	)(b)	29,789
			70	(c)
			211	(d)
			(743	)(g)
Management fees to affiliates	125	989	(25	)(e)	1,089
Amortization of intangible assets	920	4,874	44	(f)	5,838
Impairment of long-lived assets	—	487	—		487
(Gain) loss on disposal of assets	—	3	—		3
Other expense	195	1,228	—		1,423
Mark-to-market on derivatives	(3,619)	782	—		(2,837)
Total costs and expenses	98,296	556,645	(8,207)		646,734
Income from operations	1,723	7,290	8,207		17,220
Other income (expense):
External interest expense	(24)	(16,061)	(3,061	)(h)	(19,146)
Deferred financing costs	—	(1,010)	(202	)(i)	(1,212)
Income from equity method investment in AAG	643	2,425	—		3,068
Affiliated acquisition fees	—	(5,475)	—		(5,475)
Income (loss) before income taxes	2,342	(12,831)	4,944		(5,545)
Income tax (benefit) provision	703	(4,020)	1,687	(j)	(1,630)
Income (loss) from continuing operations	$1,639	$(8,811)	$3,257		$(3,915)

Notes to the Unaudited Pro Forma Condensed Combined
Statement of Operations
(Dollars in thousands)

(a)           To eliminate the effect of the write-up of inventory to fair value in connection with purchase accounting for the Transactions.

(b)          To reflect an increase in depreciation expense related to an increase in the value of fixed assets as part of the purchase price allocation for the Transactions for periods prior to February 2, 2006.

(c)           To reflect the elimination of amortization of unrecognized investment loss on pension assets related to employees retained by Honeywell.

(d)          To reflect estimated stock compensation expense related to the Indalex Holdings Finance stock option plan. In May 2006 certain employees of the Company were granted options to purchase shares of Indalex Holdings Finance, Inc. For periods prior to May 2006, additional stock compensation expense was recorded, assuming the options were granted at the beginning of the period. The fair value of options on their grant date was measured using the Black-Scholes option pricing model, using the same assumptions as those used for options granted in May of 2006. Key assumptions used to apply this pricing model are as follows:

Risk-free interest rate	4.98%
Expected life option grants (in years)	6.42
Expected volatility of underlying stock	26.3%
Expected dividend yield	0.0%

(e)           To reflect elimination of management fees incurred under Honeywell, and to reflect management fees payable to an affiliate of Sun Capital. See Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Transactions—Stand Alone Company” of this quarterly report on Form 10-Q.

(f)             To reflect the increase in amortization expense related to an increase in value of trademark and customer lists as part of the purchase price allocation for the Transactions for periods prior to February 2, 2006.

(g)           To reflect the elimination of  costs related to the Transactions paid directly by Indalex.

(h)          To record additional interest expense and unamortized discount on the notes, excluding amortization of deferred financing costs, as follows:

	Principal Amount		Interest Rate		Six Months Ended July 2, 2006
Interest on notes	$270,000		11.500%		$2,588
Interest on revolving credit facility	68,839	(1)	6.94	(2)%	398
Undrawn facility fee for revolving credit facility	N/A		0.375%		41
Cash interest adjustment					3,027
Amortization of notes discount	N/A		N/A		34
Adjustment					$3,061

(1)         Includes outstanding revolving credit facility as of February 2, 2006, including $28.0 million of borrowings under the Canadian sub-facility portion of the revolving credit facility.

(2)         Represents 1 year LIBOR plus 2.0%. LIBOR is assumed to be 4.94% (based on 1 year LIBOR as of January 6, 2006). A 0.125% variance in the actual interest rate on our revolving credit facility would cause a corresponding increase or decrease in our annual interest expense of $0.1 million and, assuming an effective tax rate of 35%, in our annual net income of $0.1 million.

(i)             To reflect amortization of deferred financing costs on debt incurred in connection with the Transactions.

(j)              To reflect changes in the income tax (benefit) provision based on an assumed effective tax rate of 35%.